April 2, 2019

Lance F. Tucker
Chief Financial Officer
JACK IN THE BOX INC /NEW/
9330 Balboa Avenue
San Diego, CA 92123

       Re: JACK IN THE BOX INC /NEW/
           Form 10-K for the Year Ended September 30, 2018
           Filed November 21, 2018
           File No. 001-09390

Dear Mr. Tucker:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:    Paul Melancon